[Wachtell, Lipton, Rosen & Katz Letterhead]

December 28, 2007

VIA EDGAR AND FACSIMILE

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	eSpeed, Inc.

Preliminary Proxy Statement Relating to a Merger or Acquisition on

Schedule 14A, filed November 6, 2007, as amended on December 28, 2007

Form 10-K/A for fiscal year ended December 31, 2006, filed August 23, 2007

File No. 0-28191

Dear Mr. Owings:

On behalf of eSpeed, Inc. (“eSpeed” or the “Company”), set forth below are the responses of eSpeed to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding its filings referenced above, which you delivered in a letter dated December 6, 2007.

We are providing under separate cover five copies of Amendment No. 1 to the above-referenced Proxy Statement (“Amendment No. 1”), which reflects eSpeed’s responses and additional and revised disclosure. Two copies of Amendment No. 1 are marked to show changes from the initial filing of the Proxy Statement on November 6, 2007. In addition, we are providing to the Staff under separate cover information responsive to comment 34, for which, due to its highly sensitive and confidential commercial and financial nature, the Company will

December 28, 2007

request confidential treatment under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. § 200.83(c). We are providing courtesy copies of Amendment No. 1, including a version marked for changes, to Regina Balderas, Staff Accountant, Will Choi, Accounting Branch Chief, Blair Petrillo, Staff Attorney, and Mara Ransom, Legal Branch Chief.

For your convenience, the text of the Staff’s comments is set forth in bold text followed by the responses of eSpeed. All page references in the responses set forth below refer to pages of the revised Proxy Statement.

Preliminary Proxy Statement

General

1.	Please ensure that all proxy materials sent to shareholders conform with the requirements of Rule 14a-5(d)(1), including the letter to stockholders. Please also ensure that both the proxy statement and form of proxy are clearly identified as preliminary versions until disseminated to security holders.

Response: The Company notes the Staff’s comment, and will ensure that the proxy materials sent to stockholders will conform with the requirements of Rule 14a-5(d)(1), including the letter to stockholders, and has added language designed to clearly identify both the Proxy Statement and form of proxy as preliminary versions until disseminated to security holders.

2.	Please review the requirements of Item 1001 of Regulation M-A, and revise the proxy statement as appropriate to provide a summary term sheet in Plain English and in bullet point format of the most material terms of the transaction. For example, your list of definitions on page 1 could be limited to terms that are easily understood only by industry experts, terms that you cannot explain concisely when you first use them, and terms whose meaning you cannot make clear from context. Also, please ensure that the information you present in your Questions and Answers and Summary are not duplicative of one other; see, for example, “Q: How does the eSpeed board of directors recommend that I vote…?”

Response: The Company has revised the Proxy Statement, including beginning on pages 1 and 34 in response to the Staff’s comment. The Staff’s comment regarding definitions is duly noted and the Company has revised the Proxy Statement in accordance therewith. The Staff’s comment regarding duplicative information is duly noted, and the Company has revised the “Questions and Answers About the Special Meeting and the Matters to be Considered” and the “Summary” sections of the Proxy Statement to eliminate duplication.

December 28, 2007

3.	Please provide us with your analysis as to why the Combined Company does not fall within the definition of “investment company” in Section 3(a)(1) of the Investment Company Act of 1940. In this regard, we note your risk factor disclosure addressing this concern.

Response: The Company supplementally advises the Staff that the requested detailed legal analysis is set forth on Annex A.

4.	Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting statements such as “BGC Partners is one of the largest and fastest growing inter-dealer brokers…” in your letter to stockholders. Also, please revise to articulate by what measure you are making such statements. This comment applies to similar statements such as “[W]e are a leader in developing and deploying electronic market places…” and “BGC Partners is a leading full-service inter-dealer broker…” on page 70.

Response: The Company has amended the letter to stockholders on the first page of the Proxy Statement to articulate the measure by which such statements are made. In addition, the Company has deleted the term “leading” from certain descriptions of companies BGC Partners, Inc. (“BGC Partners”) has acquired in response to the Staff’s comment, including on pages 202, 221 and 251.

The Company has supplementally provided the Staff with the requested materials, which are attached to this letter as Annex B (which Annex includes a report by Bear Stearns, titled The Inter-Dealer (dated October 31, 2007) (the “Bear Stearns Report”), a company update report by Goldman Sachs (dated April 3, 2007) (the “Goldman Sachs Report”), an analysis by Deutsche Bank (the “Deutsche Bank Analysis”) and a report by Sidoti & Company, LLC (dated March 14, 2007) (the “Sidoti Report”) and a report by Sandler O’Neill + Partners (dated November 7, 2007) (the “Sandler Report”).

The Company supplementally advises the Staff that it believes that its statements that BGC Partners and the Combined Company are leading full-service inter-dealer brokers and that eSpeed is a leader in developing and electronic market places, and that BGC Partners is one of the largest and fastest growing inter-dealer brokers are supported by the following:

•

the Bear Stearns Report, which is on the inter-dealer brokerage industry, states that the five public inter-dealer brokers (including BGC Partners/eSpeed on a combined basis) are the five largest inter-dealer brokers and that the top five inter-dealer brokers collectively control approximately 85% of the inter-dealer brokerage market. In addition, the report says that the rest of the inter-dealer brokerage market consists of a number of much smaller firms (See page 16 of the Bear Sterns Report);

•

the Goldman Sachs Report includes additional detail on inter-dealer brokers that are smaller than the top five inter-dealer brokers, listing thirty-seven of such smaller inter-dealer brokers (See pages 12-13 of the Goldman Sachs Report);

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•

the Deutsche Bank Analysis uses publicly available information to determine the revenue growth rates of the five public inter-dealer brokers and BGC Partners and includes recent period compounded annual growth rates in U.S. dollar terms for GFI, Tullett Prebon, ICAP, Compagnie Financière Tradition, eSpeed, and BGC Partners (stand-alone, as adjusted), where the BGC Partners column shows BGC’s Partners growth – showing that BGC Partners has grown faster than the other five companies over the periods from 2004-2005, 2005-2006, and 1H2006-1H2007 and that BGC Partners grew faster than all except GFI for the period from 2003-2006;

•	the Sidoti Report, which states that we are “ a leading provider of government bond trading”; and

•	the Sandler Report, which says that “eSpeed is a leading player in the electronic trading of U.S. Treasuries dealer market.”

Summary, page 8

5.	Please disclose prominently in the Summary the total dollar value of the merger transaction based on the closing price of eSpeed, Inc. as of the date of the execution of the merger agreement and as of a recent date. Please provide disclosure that the value of the merger transaction fluctuates as the price of eSpeed common stock fluctuates and that the value of the merger will not be fixed until the date of closing.

Response: The Company has revised the Proxy Statement on pages 7 and 11 in response to the Staff’s comment.

6.	Please include here and in the body of the proxy statement a discussion of dilution of eSpeed’s current stockholders as a result of the merger. Please also include a discussion and chart, similar to the one provided on page 15, of possible future dilution based on the ability of certain parties to convert their interests in BCG Holdings into Class A or Class B common stock as well as the rights of Class B common stockholders to convert their shares into Class A common stock.

Response: The Company advises the Staff that, as stated in the Proxy Statement, the merger will be executed through the issuance of 133,860,000 shares of Combined Company common stock and rights to acquire such shares. The Combined Company intends to report fully diluted earnings per share on an as if converted basis and to treat all rights to acquire Combined Company common stock as if the conversion had already taken place and therefore, for the purpose of measuring fully diluted earnings per share, there will be no incremental dilution upon conversion of BGC Holdings interests into Combined Company common stock. The Company has revised the Proxy Statement on pages 16 and 80 in response to the Staff’s comment by adding a cross reference to the risk factor that already discusses dilution and future issuances.

In addition, the Company advises the Staff, that as described on pages 24 and 25 of the Proxy Statement, the computation of basic earnings per share will not include the

December 28, 2007

interests held in BGC Holdings within the denominator and correspondingly the GAAP earnings will be adjusted for the allocation to such interests. Consequently, the basic earnings per share and fully diluted earnings per share will be equivalent, except for the effects of stock options, RSUs or REUs that are issued.

7.	Please include in the Summary a brief discussion of matters to be voted on other than the merger agreement. Please include in that discussion whether any of the other proposals are conditioned on the approval of the merger agreement.

Response: The Company has revised the Proxy Statement on pages 21, 22, 23 and 24 in response to the Staff’s comment.

8.	Please revise to include a brief description highlighting any potential advantages or disadvantages of the merger; including a brief explanation as to why the eSpeed board of directors recommends voting in favor of the transaction.

Response: The Company has revised the Proxy Statement beginning on page 7 in response to the Staff’s comment.

Interests of Directors, Executive Officers and Certain Beneficial Owners in the Merger, page 10

9.	Please revise the first sentence under this sub-heading to indicate that the interests of the current directors and executive officers of eSpeed, the future directors and executive officers of the combined company and certain beneficial owners of eSpeed common stock may conflict with the interests of the unaffiliated eSpeed stockholders.

Response: The Company has revised the Proxy Statement, including on page 103 in response to the Staff’s comment.

Structure of the Merger, page 12

10.	Please revise this discussion to quantify the shares you will issue as a result of each of the bullet points you provide on page 12, and elsewhere in the registration statement. Where you state that the current stockholder of the company will hold the same number and class of shares of common stock of the Combined Company, quantify this amount as well both in terms of number of shares and in term of percentage ownership.

Response: The Company has revised the Proxy Statement, including in the letter to stockholders and on pages 2, 11, 73, 77 and 281, in response to the Staff’s comment.

11.

We note that the diagram on page 15 indicates that the public stockholders will hold 40.6% of economics and 11.2% of voting power of the Combined Company. Where you refer to “economics,” please elaborate to clarify what you mean. Also, considering you indicate in the letter to stockholders and on page 71 that the

December 28, 2007

stockholders of the Company will own equity interests representing 27.8% of the economics of BGC U.S. and BGC Global after the merger, clarify whom other than eSpeed stockholders comprises the “Public Stockholders,” and why you present this in terms of ownership of the Combined Company as compared to ownership of BGC U.S. and BGC Global.

Response: The Company has revised the Proxy Statement on pages 2, 15 and 79 in response to the Staff’s comments.

Risk Factors, page 32

12.	Some of your risk factors appear overly lengthy and should be revised to include only enough disclosure to clearly describe the material risk and to put the risk into context, Note that each risk factor should present the risk as quickly as possible, ideally within the first one or two sentences, and then provide the facts necessary to place the risk in context. In this regard, detailed information should be moved to the body of the prospectus. For example, we refer you to the third risk factor on page 33, the third risk factor on page 56 and the risk factor on page 60. Please note that these are only examples. Please revise accordingly throughout this section.

Response: In response to the Staff’s comment, in the “Risk Factors” section of the Proxy Statement, the Company has revised certain of its risk factors, including the risk factors beginning on pages 37, 62 and 63.

Risks Related to the Merger, page 32

eSpeed stockholders other than Cantor and its affiliates …, page 33

13.	Please expand this risk factor to address the potential for further dilution of the current eSpeed’s stockholders ownership interests upon the conversion of BGC Holdings limited partnership units into shares of Class A or Class B common stock.

Response: The Company has revised the Proxy Statement on page 37 in response to the Staff’s comment.

Comments by the SEC on this proxy statement …, page 35

14.	Please advise us as to how this risk factor will be applicable at the time the company mails the proxy statement to its stockholders.

Response: The Company supplementally advises the Staff that this risk factor will not be applicable at the time the Company mails the Proxy Statement to its stockholders. Accordingly, this risk factor will not be included in the definitive Proxy Statement mailed to its stockholders.

December 28, 2007

Risks Related to the Combined Company’s Business, page 38

The Combined Company’s ability to retain its key employees …, page 42

15.	Please disclose as a percentage the amount of time each of Messrs. Lutnick, Merkel and Amaitis is expected to spend on matters related to the combined company.

Response: The Company has revised the Proxy Statement beginning on pages 46, 104 and 164 in response to the Staff’s comment.

The Special Meeting of Stockholders, page 66

Adjournments and Postponements, page 69

16.	We note your disclosure that the special meeting may be adjourned for the purpose of soliciting additional proxies. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

Response: The Company has revised the Proxy Statement, including on page 69, to delete references to postponement or adjournment of the special meeting. In addition, the Company has revised the proxy card in response to the Staff’s comment.

Proposal 1 – the Merger, page 70

History, Formation, Separation and Pre-Merger Structure of BGC Partners, page 70

17.	Please include on page 70 a discussion of the purpose and a description of the mechanics of the conversion of BGC Partners from a corporation to a limited liability company prior to the merger.

Response: The Company has revised the Proxy Statement on page 72 in response to the Staff’s comment.

18.	In the first full paragraph under the diagram on page 71, please revise the second to last sentence to make clear that even though current eSpeed stockholders will continue to hold the same number of shares of the combined company after the merger, their percentage ownership will decrease immediately as a result of the merger and in the future as a result of additional issuances of combined company common stock.

Response: The Company has revised the Proxy Statement on pages 2, 12, 73 and 77 in response to the Staff’s comment.

December 28, 2007

Structure of the Combined Company, page 74

19.	In the discussion on page 74 and elsewhere in the proxy statement of the interests to be issued in BGC Holdings that will or may in the future be exchangeable on a one for one basis (subject to standard anti-dilution adjustments) into either Class A or Class B common stock of BGC Partners, please explain how the exchange ratio (one for one) was determined.

Response: The Company supplementally advises the Staff that the ratio was set at a one-for-one exchange ratio as one BGC Holdings limited partnership interest and one share of Combined Company common stock will, immediately after the merger, represent an equivalent indirect economic interest in the income stream of BGC U.S. and BGC Global, which ratio also enhances the ease of comparing and understanding Combined Company per share amounts and BGC U.S. and BGC Global per unit amounts.

Background of the Merger, page 79

20.	At the beginning of the “Background of the Merger” section, please include a brief discussion of the relationship between BGC Partners and eSpeed, Inc prior to the start of merger discussions.

Response: The Company has revised the Proxy Statement on page 81 in response to the Staff’s comment.

21.	Please revise the disclosure in the first paragraph of the “Background of the Merger” discussion to disclose how many discussions or meetings occurred between May 2005 and August 2006 with respect to the possible combination of BGC Partners and eSpeed and why it was eventually not pursued.

Response: The Company has revised the Proxy Statement on page 81 in response to the Staff’s comment. The Company supplementally advises the Staff that the first paragraph includes disclosure that a possible transaction between the BGC business and eSpeed was not pursued at such time because the parties did not reach an agreement on the terms of a transaction, including with respect to the valuation of the BGC business or a possible purchase price for the acquisition.

22.	In the fourth paragraph of the “Background of the Merger” discussion, please disclose the reasons why BGC Partners and eSpeed decided to resume discussions of a possible combination, especially in light of the fact that BGC Partners filed a registration statement for its initial public offering on February 8, 2007.

Response: The Company has revised the Proxy Statement on page 81 in response to the Staff’s comment.

December 28, 2007

23.	Please revise the disclosure in the fourth paragraph of the “Background of the Merger” discussion to disclose the date on which eSpeed’s board of directors established the special committee.

Response: The Company has revised the Proxy Statement on page 82 in response to the Staff’s comment.

24.	Please expand the disclosure in the first paragraph on page 80 to include the reasons why the board determined not to authorize the special committee to consider strategic alternatives other than the merger with BGC Partners.

Response: The Company has revised the Proxy Statement on page 82 in response to the Staff’s comment.

25.	You mention on page 81 that the Special Committee considered Cantor’s proposed terms for the merger. Please revise to disclose those terms in detail. Please also disclose the improved exchange ratio that was suggested by Sander O’Neill on page 82.

Response: The Company has revised the Proxy Statement on page 83 in response to the Staff’s comment. The May 8 discussion of the exchange ratio focused on the reasoning the Special Committee could use to provide a basis for negotiating an improved exchange ratio and did not include a specific recommendation for what that exchange ratio should be. On May 9, Sandler O’Neill proposed exchange ratios that would provide an implied value for eSpeed common stock between $12.00 and $10.00 per share. The Company has revised the Proxy Statement on page 85 to disclose this proposal.

26.	Please expand the discussion in the second full paragraph on page 82 to disclose whether the terms of the offer contained in the letter received from Tullett were substantially the same as the prior proposal and whether the Special Committee considered the terms of the offer superior to those being proposed by Cantor at that time, notwithstanding Cantor’s necessary consent to proceed.

Response: The Company has revised the Proxy Statement on page 85 to clarify that Tullett requested that eSpeed reconsider Tullett’s prior proposal. The Company has also revised the Proxy Statement on page 85 to clarify that the Special Committee did not consider the Tullett proposal superior to the Cantor proposal because it was not realistically capable of completion without Cantor’s consent.

27.	On page 84 of the proxy statement, please describe briefly the activities between June 6, 2007 and August 3, 2007. For example, if the parties began to prepare the proxy statement or if the parties began to work on obtaining regulatory approvals, please disclose these or similar events. In addition, please expand the discussion of the amendment to the merger agreement to disclose why the parties believed the amendment was necessary, a brief summary of the items amended as well as a description of amendments to the related agreements and transactions.

December 28, 2007

Response: The Company has revised the Proxy Statement on page 87 in response to the Staff’s comment.

28.	Please expand the discussion in the first paragraph on page 85 of the proxy statement to include the size of the business now being excluded from the combined company and whether the parties, including the Special Committee, considered that the changes to the structure of the transaction required reconsideration of the consideration to be paid in connection with the merger.

Response: The Company has revised the Proxy Statement on page 88 in response to the Staff’s comment.

29.	Please advise us, with a view towards disclosure in the proxy statement, the reason for Mr. Gosin’s resignation from the audit and compensation committees and the Special Committee in October 2007 as disclosed on page 85. In addition, please revise the disclosure to reflect Mr. Gosin’s resignation from the board as of November 7, 2007, as you disclose on Form 8-K filed on November 14, 2007.

Response: The Company has revised the Proxy Statement on pages 88 and 89 to disclose Mr. Gosin’s resignation from the eSpeed board of directors.

30.	Please disclose in connection with the discussion of the amendment to the merger agreement on page 85 that Sandler O’Neill (i) will not be delivering a bring-down opinion prior to the closing of the merger and that, as a result, the opinion does not take into account subsequent events, including fluctuations in the market value of eSpeed’s common stock and (ii) did not take into account any of the changes to the merger and the consideration included in the amendment to the merger agreement. Please disclose why the Special Committee did not seek an updated fairness opinion in light of the amendment to the merger agreement. Please make any necessary conforming changes to the Summary and to the discussion of the financial advisor’s opinion.

Response: The Company has revised the Proxy Statement on page 88 in response to the Staff’s comment.

December 28, 2007

Reasons for the Merger; Recommendation of the Merger by the Special Committee and the eSpeed Board of Directors, page 85

31.	Please disclose in the first paragraph on page 86 whether the Special Committee determined whether the merger agreement as amended on November 5, 2007 and the transactions contemplated by the amended merger agreement are fair to, advisable and in the best interests of eSpeed and the holders of eSpeed Class A common stock (other than Cantor and its affiliates). We note your disclosure relating to the Special Committee’s conclusions as to the Special Committee determinations as of August 7, 2007 on page 84, however, you do not make similar conclusions as to the amendments considered on October 16, 2007 on page 85.

Response: The Company has revised the Proxy Statement on page 88 in response to the Staff’s comment.

32.	Please disclose in the first bullet point on page 86 the relationship between the implied value of $9.75 per share and the closing price of the class A common stock as of a recent date.

Response: The Company has revised the Proxy Statement on page 91 in response to the Staff’s comment, and not in the first bullet since the Special Committee did not consider the recent price in considering the factors.

33.	We note the disclosure in the third to last bullet point on page 87. Please add this disclosure to an appropriate place under “Background of the Merger.”

Response: The Company has revised the Proxy Statement on page 84 in response to the Staff’s comment.

Opinion of Financial Advisor to the Special Committee, page 90

34.	Please provide us supplementally with a copy of any materials, such as board books, used in Sandler O’Neill’s presentation to the special committee on May 29, 2007. We may have additional comments after reviewing this material.

Response: In order to assist the Staff in its review of the Proxy Statement, copies of the materials requested are being provided to the Staff under separate cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83.

December 28, 2007

Interests of Directors, Executive Officers and Certain Beneficial Owners in the Merger, page 99

35.	Please revise the first sentence of this section to add that the interests of current directors and executive officers of eSpeed, the future directors and executive officers of the combined company and certain beneficial owners of eSpeed common stock may conflict with the interests of unaffiliated eSpeed stockholders.

Response: The Company has revised the Proxy Statement on pages 9, 37 and 103 in response to the Staff’s comment.

New Post-Merger Change of Control Employment Agreements, page 100

36.	Please revise the disclosure under this heading to quantify in tabular form, to the extent possible, payments that would be due upon a change of control using the base salary and target bonus amounts contained in the employment agreements.

Response: The Company has revised the Proxy Statement on page 105 in response to the Staff’s comment.

Interests in Equity and Cash Received in Connection With the Separation and Merger, page 100

37.	Please revise the disclosure in the table appearing on page 101 and elsewhere in this section to use a more recent date than September 28, 2007.

Response: The Company has revised the Proxy Statement on pages 105, 106 and 108 in response to the Staff’s comment.

BGC Holdings Restricted Exchangeable Interests, page 103

38.	Please update the disclosure on page 103 to indicate whether eSpeed has entered into the agreements to forgo compensation in 2008 in exchange for BGC Holdings restricted exchangeable interests. Please disclose how many interests were issued, how many shares of combined company common stock may be issued upon the exchange of the interests and the value of such interests.

Response: The Company has revised the Proxy Statement on pages 107 and 108 in response to the Staff’s comment.

December 28, 2007

Exchangeability of Founding Partners Interests, page 105

39.	We note the disclosure that Cantor may determine the terms and conditions on the exchangeability of certain BGC Holdings founder partner interests, provided that such conditions do not have an adverse effect on the combined company. Please disclose whether the term “adverse effect” is defined and who makes such determination.

Response: The Company has revised the Proxy Statement, including on pages 10, 20, 31, 78, 106, 109, 135, 199, 262 and 263, in response to the Staff’s comment to disclose the relevant provisions, which are set forth in Section 8.01(b) of the BGC Holdings Limited Partnership Agreement.

Regulatory Approvals, page 106

40.	Please revise the disclosure on page 106 to update the status of the various regulatory approvals required for closing. See Item 14(a)(3) of Schedule 14A. For example, please disclose when the filing with FINRA was made or when the company plans to make such filing.

Response: The Company has revised the Proxy Statement on page 110 in response to the Staff’s comment.

The Merger Agreement, page 108

Representations and Warranties, page 109

41.	Please supplementally provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement and the related agreements included as appendices to the proxy statement. We may have additional comments after reviewing this material.

Response: The Company has supplementally provided the Staff with the requested list below. The Company has revised the table of contents of the Proxy Statement to include a statement that the Company agrees to supplementally furnish the Staff, on a confidential basis, a copy of any omitted schedule or exhibit upon the Staff’s request.

Confidential Disclosure Schedules and Exhibits to the Merger Agreement

Schedules

BGC Partners

Schedule 4.1	Corporate Existence and Power
Schedule 4.2	Execution, Delivery and Performance
Schedule 4.3	Authorizations and Consents
Schedule 4.5	Claims
Schedule 4.6(a)	Compliance with Laws

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Schedule 4.6(b)	Governmental Permits
Schedule 4.6(c)	Governmental Notices
Schedule 4.7	Capitalization
Schedule 4.7(a)	Options, Warrants, Conversion Privileges, Subscription or Purchase Rights
Schedule 4.7(b)(i)	Capitalization of BGC and its Subsidiaries
Schedule 4.7(b)(ii)	Options, Warrants, Conversion Privileges, Subscription or Purchase Rights
Schedule 4.8	Books and Records
Schedule 4.9(a)	Material Contracts and Contracts with Restrictive Covenants
Schedule 4.9(b)	Default/Termination of Material Contracts
Schedule 4.10	No Material Adverse Change; Ordinary Course of Business
Schedule 4.11	Taxes
Schedule 4.12	Labor Relations
Schedule 4.13	Employee Benefit Plans
Schedule 4.13(e)	Acceleration of Compensation
Schedule 4.14	No Undisclosed Liabilities
Schedule 4.15(a)(ii)	Intellectual Property Material Filings, Registrations and Applications
Schedule 4.15(a)(iii)	Intellectual Property Licenses, Sublicenses, Distributor Agreements and other Agreements
Schedule 4.15(a)(iv)	Infringements by the BGC Partners of Intellectual Property of Others
Schedule 4.15(a)(v)	Intellectual Property Litigation
Schedule 4.15(b)	Infringements of Intellectual Property of BGC Partners
Schedule 4.15(e)(i)	Intellectual Property Owned by Affiliates of BGC Partners
Schedule 4.16	Privacy Policy
Schedule 4.17	Potential Conflicts of Interest
Schedule 4.19	Insurance
Schedule 4.21	Sufficiency of Assets
Schedule 6.1(c)	Required Governmental Approvals
Schedule 6.6	Capitalization
Schedule 7.1	Conduct of Business of BGC Partners
Schedule 10.2	Special Item for which there is no Indemnification

eSpeed

Schedule 5.2	Authorization
Schedule 5.3	Governmental Approvals
Schedule 5.6	Capitalization
Schedule 5.8	No Undisclosed Liabilities
Schedule 5.9	Broker’s, Finder’s or Similar Fees
Schedule 7.1	Conduct of Business of eSpeed, Inc.

December 28, 2007

Exhibits

Exhibit A	Bylaws of BGC Partners, Inc.
Exhibit B	Certificate of Incorporation of BGC Partners, Inc.
Exhibit H	Tax Receivable Agreement Term Sheet
Exhibit I	Form of Limited Liability Company Agreement of BGC Partners, LLC

Confidential Disclosure Schedules and Exhibits to the Form of Separation

Agreement

Schedules

Schedule 2.01(a)	Transferred Assets
Schedule 2.01(b)	Excluded Assets
Schedule 2.02(a)	Transferred Liabilities
Schedule 2.03	Contribution Steps
Schedule 2.07(a)	Transfer of Assets to Tower Bridge
Schedule 4.06	Intercompany Accounts
Schedule 5.09	Allocation of Loss for Certain Matters

Exhibits

Exhibit F	Tax Receivable Agreement Term Sheet

Confidential Disclosure Schedules and Exhibits to the Form of Amended and

Restated Limited Partnership Agreement of BGC Holdings, L.P.

Schedules

Schedule 4.02	Names, Addresses and Units
Schedule 5.01	Capital Accounts
Schedule A	Special Item

Exhibits

Exhibit D	Certain Tax Related Matters

Confidential Disclosure Schedules and Exhibits to the Form of Amended and

Restated Limited Partnership Agreement of BGC Partners, L.P.

Schedules

Schedule 4.02	Names, Addresses and Units

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Schedule 5.01	Capital Accounts
Schedule A	Special Item

Exhibits

Exhibit A	Certain Tax Related Matters

Confidential Disclosure Schedules and Exhibits to the Form of Amended and

Restated Limited Partnership Agreement of BGC Global Holdings, L.P.

Schedules

Schedule 4.02	Names, Addresses and Units
Schedule 5.01	Capital Accounts
Schedule A	Special Item

Exhibits

Exhibit A	Certain Tax Related Matters

42.	We note your disclosure on page 109 that “The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed by the parties in connection with negotiating its terms. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard … different from that generally applicable to public disclosures to stockholders….” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please confirm your understanding in this regard.

Response: The Company supplementally confirms to the Staff that it understands the Staff’s position that the Company is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Proxy Statement not misleading.

Conditions to the Merger, page 116

43.	Please disclose whether listing approval has been received from NASDAQ regarding the shares to be issued in connection with the merger.

Response: The Company advises the Staff that listing approval has not yet been received from NASDAQ and the Company undertakes to provide updated detail as soon as practicable once it is available, and in any event prior to closing of the merger.

December 28, 2007

Related Agreements, page 121

Redemption of Cantor Partners, page 123

44.	Please revise this section to reflect that Cantor will redeem certain limited partnership interests or advise us as to why “may” is an accurate reflection of the agreement and intentions of the parties.

Response: The Company has revised the Proxy Statement on page 127 in response to the Staff’s comment.

Pre-Contribution Loan, page 123

45.	Please revise the disclosure in the last paragraph on page 123 to disclose the purpose of the pre-contribution loans.

Response: The Company has revised the Proxy Statement on page 127 in response to the Staff’s comment.

Separation Agreement, page 121

Reinvestments in the Opcos; Pre-Emptive Rights; Distributions to Holders of BGC

Partners Common Stock, page 125

46.	In the second to last paragraph on page 126 of the proxy statement, please clarify what you mean by the “BGC Holdings ratio.”

Response: The Company has revised the Proxy Statement on page 130 in response to the Staff’s comment.

Amended and Restated BGC Holdings Limited Partnership Agreement, page 128

Exchanges, page 131

47.	In the last paragraph on page 131, please explain briefly the concept of the BGC Partners ratio and the steps that will be taken to maintain such ratio as this appears to be the first place in the proxy statement it is mentioned.

Response: The Company has revised the Proxy Statement on page 130 and efforts are also described on page 136.

Distributions, page 133

48.	Please clarify the disclosure in the first full paragraph on page 134 to specify which “selected extraordinary transactions” would result in distributions being withheld from the founding/working partners and the restricted exchangeable partners, possibly forfeited by such partners and ultimately distributed to Cantor.

Response: The Company has revised the Proxy Statement on page 138 in response to the Staff’s comment to disclose the relevant provisions, which are set forth in Section 11.01(a) of the BGC Holdings Limited Partnership Agreement.

December 28, 2007

Partner Obligations, page 135

49.	Please revise the disclosure in the first paragraph on page 137 of the proxy statement to clarify whether any person who is also a partner of a Cantor company or an affiliate of a Cantor company is completely exempt from all of the partner obligations described in the preceding paragraphs or if partnership in a Cantor company is an exception from the activities covered by the partner obligations.

Response: The Company has revised the Proxy Statement on pages 141 in response to the Staff’s comment.

Management Before and After the Merger, page 151

50.	Please update the disclosure in this section to reflect the resignation of Mr. Gosin and appointment of Ms. Koshland.

Response: The Company has revised the Proxy Statement on pages 158 and 159 in response to the Staff’s comment.

Compensation Discussion and Analysis, page 155

Base Salary Compensation, page 157

51.	Please expand the discussion in the second to last paragraph of page 157 to explain what establishing compensation at “competitive levels” means. Please disclose how such competitive levels are determined. Please also disclose if the company engages in benchmarking.

Response: The Company has revised the Proxy Statement on page 160 in response to the Staff’s comment.

52.	Please provide additional detail regarding the “relevant market data” reviewed by the compensation committee. For example, disclose how the market is determined. If the relevant market is a peer group of companies (as referred to elsewhere in the CD&A), please disclose the names of the peer companies reviewed. Please also disclose, if applicable, whether a third party provides such data to the compensation committee.

Response: The Company has revised the Proxy Statement on page 161 in response to the Staff’s comment.

Bonus Compensation, page 158

53.

In the last paragraph on page 158, please disclose the amount of operating profits that needed to be achieved for 2006 and state whether the other two performance criteria set for 2006 included any thresholds. For example, please disclose, if applicable how much improvement in financial metrics was required or how large an

December 28, 2007

increase in market share was required in order for bonuses to be paid. Please include similar disclosure on page 160 related to the targets established for 2007.

Response: The Company has revised the Proxy Statement on pages 163 and 164 in response to the Staff’s comment.

Bonuses Awarded in 2006, page 159

54.	Please disclose in the first paragraph on page 159 the individual performance goals identified by the Chief Executive Officer.

Response: The Company has revised the Proxy Statement on page 163 in response to the Staff’s comment.

Incentive Bonus Compensation Targets for 2007, page 160

55.	Please discuss the factors that led to the compensation committee’s determination to propose to increase the maximum bonus from $5 million per person to $10 million per person.

Response: The Company has revised the Proxy Statement on page 164 in response to the Staff’s comment.

56.	Disclose whether the bonuses that are expected to be paid to certain employees, as you discuss under Proposed Employment Agreements, are in addition to those granted under the Incentive Plan for 2007.

Response: In response to the Staff’s comment, the Company has revised the Proxy Statement on page 164 by indicating that the bonus targets set forth in the proposed employment agreements and letter agreements are applicable to 2008.

Options and Restricted Stock Units Granted in 2006, page 161

57.	Please disclose in the second to last paragraph on page 161, why it was determined to grant options to purchase 2% of the outstanding Class A common stock to Mr. Lutnick. Please consider whether the disclosure in the CD&A takes into account material differences with respect to individual executive officers and material differences in how their compensation is determined. See Staff Observations in the Review of Executive Compensation Disclosure (http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm) (October 9, 2007)

Response: The Company has revised the Proxy Statement on page 166 in response to the Staff’s comment.

December 28, 2007

Information about BGC Partners’ Business, page 196

Legal Proceedings, page 210

Other Litigation, page 211

58.	We note the cross-reference at the end of the first full paragraph on page 211 related to the allocation of Opco losses to BGC Holdings; however, we are unable to find a description of the allocation of these losses in the discussion referred to on pages 143-146. Please advise us as to where a discussion of the allocation of litigation losses appears or add such discussion to an appropriate place in the proxy statement.

Response: The Company advises the Staff that the disclosure is on page 149 and that the Company has revised the cross-reference on page 216 to specify that the disclosure is included in the “Distributions” subsection of “Related Agreements—Amended and Restated Limited Partnership Agreements of BGC U.S. and BGC Global.”

Proposal 3 – Approval of Amendment to Certificate of Incorporation Regarding Corporate Opportunities, page 281

59.	Please clarify in the first paragraph on page 281, and elsewhere in the proxy statement as appropriate, that to the extent a representative of Cantor or one of its affiliates also serves as a director or officer of the Combined Company, such person will owe fiduciary duties to the Combined Company in their capacity as a director or officer of the Combined Company.

Response: The Company has revised the Proxy Statement on pages 23, 64, 196, 284 and 288 in response to the Staff’s comment.

Proposal 5 – Approval of Amended and Restated BGC Partners, Inc. Long Term Incentive Plan, page 286

Description of the Equity Plan as Proposed to be Amended, page 287

60.	We note the disclosure in the second full paragraph on page 288 with respect to the compensation committee’s flexibility in administering the long term incentive plan. Please disclose, to the extent applicable, whether you expect that some terms of the awards such as vesting periods will be standardized.

Response: The Company has revised the Proxy Statement on pages 291 and 292 in response to the Staff’s comment.

Documents Incorporated by Reference, page 295

61.	Please update this section to include the most recent Form 10-Q filed for the period ended September 30, 2007.

Response: The Company has revised the Proxy Statement on page 301 in response to the Staff’s comment.

December 28, 2007

Financial Statements, page FIN-l

62.	Please update the financial statements and the related management’s discussion and analysis discussion as needed. Your financial statements must include a balance sheet as of a date less than 135 days before the mailing date of your proxy statement. Refer to Rule 3-12 of Regulation S-X.

Response: The Company has revised the Proxy Statement to provide updated financial information in response to the Staff’s comment.

Statement

Reference is made to the Staff’s request for a written acknowledgment. Please see Annex C for the requested acknowledgment.

* * *

December 28, 2007

Should you require further clarification of the matters discussed in this letter or in the revised Proxy Statement, please contact the undersigned or my colleague Sarah A. Lewis at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Gavin D. Solotar
Gavin D. Solotar

cc:	Stephen M. Merkel
Executive Vice President, General Counsel and Secretary of eSpeed, Inc.

Christopher T. Jensen
George G. Yearsich
Morgan, Lewis & Bockius LLP

Annex A

Response to Comment #3

Overview.1 As discussed in detail below, the Company believes that the Combined Company will not meet the definition of “investment company” set forth in Section 3(a)(1)(C) or (A) of the Investment Company Act of 1940 (“1940 Act”). 2 First, the Combined Company will not own “investment securities” exceeding 40% of its total assets, as that term is defined in Section 3(a)(2) of the 1940 Act, and therefore will not be an investment company under Section 3(a)(1)(C) of the 1940 Act. Alternatively, even if the Combined Company were deemed to be an investment company under Section 3(a)(1)(C) of the 1940 Act, it will be entitled to rely on Rule 3a-1’s exclusion from Section 3(a)(1)(C) of the 1940 Act because it will meet the 45% total asset and net income tests set forth in the Rule. As to Section 3(a)(1)(A) of the 1940 Act, the Company does not believe that the Combined Company will be an investment company as defined in that Section’s “primarily engaged” test.

Applicable law. Section 3(a)(1) of the 1940 Act provides, in relevant part, that the term “investment company” means any issuer that

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; . . . or

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Section 3(a)(2) of the 1940 Act defines “investment securities” as including:

all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).

[1]

This response does not address certain wholly-owned blocker entities through which the Combined Company, BGC Holdings, BGC U.S. and/or BGC Global will hold their interests. These blocker entities have been inserted principally for tax purposes and are not significant for purposes of the Investment Company Act analysis.

[2]	Section 3(a)(1)(B) of the 1940 Act applies to issuers of face-amount certificates of the installment type. Given that neither the Combined Company nor any of its subsidiaries or affiliates issues face-amount certificates, we have omitted an analysis of this section.

Any “issuer,” which is defined as “every person who issues or proposes to issue any security,”3 would be an investment company if it falls within either the Section 3(a)(1)(A) or the Section 3(a)(1)(C) of the 1940 Act definition of “investment company,” unless it qualifies for one of the available exclusions or exceptions. As explained below, the Combined Company will not fall within the definition of investment company under Section 3(a)(1)(A) of the 1940 Act. With respect to Section 3(a)(1)(C) of the 1940 Act, the relevant exclusion is Rule 3a-1 under the 1940 Act.

Rule 3a-1 generally provides that, notwithstanding Section 3(a)(1)(C) of the 1940 Act, an issuer is not an investment company if:

(a) no more than 45 percent of the value (as defined in section 2(a)(41) of the 1940 Act) of such issuer’s total assets (exclusive of Government securities and cash items) consists of, and no more than 45 percent of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than:

(1)	Government securities;

(2)	Securities issued by employees’ securities companies;

(3)	Securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in section 3(b)(3) or section 3(c)(1) of the Act) which are not investment companies; and

(4)	Securities issued by companies:

(i) Which are controlled primarily by such issuer;

(ii) Through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and

(iii) Which are not investment companies;

(b) The issuer is not an investment company as defined in section 3(a)(1)(A) or 3(a)(1)(B) of the Act and is not a special situation investment company; and

[3]

See Section 2(a)(22) of the 1940 Act. Section 2(a)(28) of the 1940 Act defines “person” as “a natural person or company.” “Company” is defined in Section 2(a)(8) of the 1940 Act as “a corporation, a partnership, an association, a joint-stock company, a trust, a fund, or any other organized group of persons whether incorporated or not.”

(c) The percentages described in paragraph (a) of this section are determined on an unconsolidated basis, except that the issuer shall consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.

“Control” is defined in Section 2(a)(9) of the 1940 Act in relevant part as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.”

A “majority-owned subsidiary” is defined in Section 2(a)(24) of the 1940 Act as “a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.”

Section 3(c)(2)(A) of the 1940 Act provides, in relevant part, that the following will not be an investment company within the meaning of the 1940 Act: “Any person primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, acting as broker, and acting as market intermediary, or any one or more of such activities, whose gross income normally is derived principally from such business and related activities.”

Discussion. The Combined Company will be an “issuer” under Section 2(a)(22) of the 1940 Act. The Combined Company will conduct its business through its majority-owned subsidiaries, BGC Holdings, BGC U.S. and BGC Global. The Combined Company will be the sole general partner of and will hold the sole voting limited partnership interest in BGC Holdings. BGC Holdings will be the sole general partner of each of BGC U.S. and BGC Global and will hold the sole voting limited partnership interest in each of BGC U.S. and BGC Global. The Combined Company also will own limited partnership interests in BGC U.S. and BGC Global. The Combined Company’s other assets will consist of cash and “government securities,” as that term is defined in Section 2(a)(16) of the 1940 Act. BGC Holdings’ other assets will consist of cash and government securities.

Each of BGC U.S. and BGC Global will, in turn, indirectly through its various majority-owned subsidiaries, be primarily engaged in, and principally derive its gross income from, brokerage activities such as selling securities to customers and acting as broker and as a market intermediary as those activities are encompassed by Section 3(c)(2)(A) of the 1940 Act. BGC U.S. and BGC Global ultimately will each own operating entities engaged in Section 3(c)(2)(A) activities indirectly through a chain of majority-owned subsidiaries. Each of these intermediate subsidiaries will own only the securities of a majority-owned subsidiary, cash, and government securities, and will have no other purpose than to be a parent company of another majority-owned subsidiary, culminating in the ultimate subsidiaries engaged in Section 3(c)(2)(A) activities.

I.	The Combined Company’s Investment Company Status Under Section 3(a)(1)(C) of the 1940 Act

Section 3(a)(1)(C) of the 1940 Act defines an “investment company” as “any issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

The Combined Company’s assets will consist of (i) the general partnership interest in BGC Holdings, (ii) cash and government securities, and (iii) limited partnership interests in BGC Holdings, BGC U.S. and BGC Global. Each of these categories of assets is excluded from the definition of investment securities in Section 3(a)(2) of the 1940 Act, as discussed below. Accordingly, the Combined Company will have no more than 40% of its total assets invested in investment securities. Therefore, the Combined Company will not be an investment company under Section 3(a)(1)(C) of the 1940 Act.

With respect to the Combined Company’s general partnership interest in BGC Holdings, courts have determined that, for purposes of the federal securities laws, general partnership interests are generally not securities in the absence of special circumstances that are not present in this situation,4 and are therefore not defined as an “investment security” under Section 3(a)(2) of the 1940 Act. Section 3(a)(2) of the 1940 Act explicitly excludes the Combined Company’s second category of assets, cash and government securities, from the definition of investment security. Finally, the Combined Company’s limited partnership interests in BGC Holdings, BGC U.S. and BGC Global will also be excluded from the definition of investment security because each of BGC Holdings, BGC U.S. and BGC Global will be a majority-owned subsidiary of the Combined Company and will not itself an investment company, as described below.

BGC Holdings will conduct its business through its majority-owned subsidiaries, BGC U.S. and BGC Global. BGC Holdings’ assets will consist of (i) general partnership interests in BGC U.S. and BGC Global, (ii) cash and government securities, and (iii) limited partnership interests in BGC U.S. and BGC Global. As in the case of the Combined Company, general partnership interests in a company are not considered securities,5 and are therefore not considered investment securities under Section 3(a)(2) of the 1940 Act. Section 3(a)(2) of the 1940 Act explicitly excludes BGC Holdings’ second category of assets, cash and government securities.

[4]

The courts have found a general partnership interest to not be a security unless the general partner was so dependent on the promoter of the partnership or a third party that the general partner was, in fact, unable to exercise meaningful partnership powers, which is not the case with the Combined Company’s general partnership interest in BGC Holdings, and, as discussed below, BGC Holdings’ general partnership interests in BGC U.S. and BGC Global. See, e.g., SEC v. W.J. Howey Co., 328 U.S. (1946). See also Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert denied, 454 U.S. 897 (1981), Banghart v. Hollywood Gen. Partnership, 902 F.2d 805 (10th Cir. 1990), Rivanna Trawlers Unltd. v. Thompson Trawlers, Inc., 840 F.2d 236 (4th Cir. 1988), Deutsch Energy Co. v. Mazur, 813 F.2d 1567 (9th Cir. 1987), and Odom V. Slavik, 703 F.2d 212 (6th Cir. 1983).

[5]	Supra note 4.

With respect to BGC Holdings’ limited partnership interests in BGC U.S. and BGC Global, each of these entities is a majority-owned subsidiary of BGC Holdings, each of which is not an investment company. Each of these majority-owned subsidiaries is not an investment company under Section 3(a)(1)(C) or 3(a)(1)(A)6 of the 1940 Act. With respect to BGC U.S. and BGC Global’s chain of majority-owned subsidiaries, each of these intermediate subsidiaries also is not an investment company under Section 3(a)(1)(C) or 3(a)(1)(A) of the 1940 Act, and has no other purpose than to be a parent company of the ultimate majority-owned operating subsidiaries.

Nearly all of the ultimate operating subsidiaries are themselves engaged in activities specified in Section 3(c)(2)(A) of the 1940 Act and are excluded from the definition of investment company by that Section.7 The remainder of each of BGC U.S.’s and BGC Global’s total assets will consist of cash and government securities, each of which is not an investment security. Therefore, BGC U.S. and BGC Global will not themselves be investment companies under Sections 3(a)(1)(C) and (A) of the 1940 Act, and BGC Holdings will not have to treat its limited partnership interests in these entities as “investment securities.” As a result, BGC Holdings will not be an investment company for purposes of Section 3(a)(1)(C) of the 1940 Act because no more than 40% of its total assets will consist of investment securities. Finally, the Combined Company will not be an investment company for purposes of Section 3(a)(1)(C) of the 1940 Act because no more than 40% of its total assets are investment securities.

Alternatively, even if the Combined Company were deemed to be an investment company under Section 3(a)(1)(C) of the 1940 Act, it will be entitled to rely on the exclusion from the definition of “investment company” set forth in Rule 3a-1. Rule 3a-1, as previously stated above, has two tests. The first test, in relevant part, requires that no more than 45% of the value of the issuer’s total assets may be derived from securities other than (a) government securities, (b) securities issued by employees’ securities companies, (c) securities issued by majority-owned subsidiaries of the issuer (other than those subsidiaries relying on Section 3(b)(3)8 or Section 3(c)(1))9 of the 1940 Act and (d) securities issued by companies that are (i) controlled primarily by such issuer; (ii) through which the issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) which are not investment companies (categories (a)-(d) are collectively referred to as “Good Assets”). The second test requires that no more than 45% of the issuer’s net income after taxes (for the last four fiscal quarters combined) may be derived from securities other than Good Assets. In other words, at least 55% of the value of the Combined Company’s total assets must be composed of,

[6]	Please see the investment company analysis of the Combined Company, BGC Holdings, BGC U.S. and BGC Global under Section 3(a)(1)(A) of the 1940 Act below.
[7]

Two subsidiaries provide administrative services for the operating entities engaged in Section 3(c)(2)(A) activities, while a third subsidiary publishes market data. None of these subsidiaries meets the definition of investment company in Section 3(a)(1), and the revenues of these subsidiaries will not be material to the Combined Company.

[8]

Section 3(b)(3) of the 1940 Act excludes from the definition of investment company “any issuer all the outstanding securities of which (other than short-term paper and directors’ qualifying shares) are directly or indirectly owned by a company excepted from the definition of investment company by paragraph (1) or (2) of this subsection.”

[9]

Section 3(c)(1) of the 1940 Act applies to “any issuer whose outstanding securities (other than short-term paper) are beneficially owned by not more than one hundred persons and which is not making and does not presently propose to make a public offering of its securities.”

and at least 55% of its income must be derived from, Good Assets. Each of these tests will be examined in turn.

At least 55% of the Combined Company’s total assets will be composed of general and limited partnership interests in BGC Holdings, limited partnership interests in BGC U.S. and BGC Global, cash and government securities. The Combined Company’s interests in BGC Holdings, BGC U.S. and BGC Global each will be Good Assets because each such entity will be a majority-owned subsidiary of the Combined Company that is not relying on Section 3(b)(3) or Section 3(c)(1) of the 1940 Act. Accordingly, the Combined Company will satisfy the asset test of the Rule. Similarly, at least 55% of the Combined Company’s net income will be derived from Good Assets. As previously stated, the Combined Company will own general and limited partnership interests in BGC Holdings, limited partnership interests in BGC U.S. and BGC Global, government securities and cash. The Company expects that substantially all of the Combined Company’s net income after taxes on a going forward basis will be derived from Good Assets, given that no more than 40% of the Combined Company’s total assets consist of investment securities. Therefore, the Combined Company can rely on Rule 3a-1.

II.	The Combined Company’s Investment Company Status Under Section 3(a)(1)(A) of the 1940 Act

As set forth above, an “investment company” in Section 3(a)(1)(A) of the 1940 Act is defined as any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities” (the “Primarily Engaged Test”). In determining whether an issuer is primarily engaged in an investment company business, the courts, the SEC and SEC Staff have looked to the five-factor test set forth in Tonopah Mining Company of Nevada.10 These factors are (i) the nature of the issuer’s present assets; (ii) the sources of its present income;11 (iii) its historical development; (iv) its public representations of policy; and (v) the activities of its officers and directors.

All but a handful of the operating businesses of the Combined Company have historically operated as entities engaged in activities specified in Section 3(c)(2)(A) of the 1940 Act, and

[10]

26 S.E.C. 426 (1947) (“Tonopah”). While Tonopah addresses investment company status issues under Section 3(b)(2) of the 1940 Act, the Staff has applied it to Section 3(a)(1)(A) and Section 3(b)(1) inquiries as well. See, e.g., Willkie Farr & Gallagher (pub. avail. Oct. 23, 2000) (applying the Tonopah test to Section 3(a)(1)(A) of the 1940 Act), Peavey Commodity Futures Fund (pub. avail. June 2, 1983) and Certain Prima Facie Investment Companies, Investment Company Act Release No. 10937 (“Release 10937”) (noting that, although Tonopah was decided under Section 3(b)(2) of the 1940 Act, the primary engagement test is identical to that of Sections 3(a)(1) and 3(b)(1) of the 1940 Act). The Company would also note that the Seventh Circuit in its recent decision in SEC v National Presto Industries, 486 F.3d 305 (7th Cir. 2007), interpreted the Tonopah test as simply a set of factors that could be outweighed by a reasonable investor’s perception as to whether he was making an investment in an investment company. In the Company’s view, even if the five factors in Tonapah indicated that the Combined Company was an investment company, which they are not, the Company does not believe that a reasonable investor investing in the Combined Company would believe he was investing in an investment company.

[11]

As applied, the Tonopah test relates to both net income and gain. Id. See also DRX, Inc. (pub. avail. June 28, 1988) (stating that the primarily engaged income test also applies when a company has experienced losses) and Release 10937 at fn. 30 (“capital gains realized on sales of investment securities (excluding securities of controlled companies through with the issuer engages in a non-investment company business) generally should be treated as investment income”).

therefore substantially all of the Combined Company’s assets will be devoted to, and substantially all of its income will derive from, these activities. As previously discussed with respect to Section 3(a)(1)(C) of the 1940 Act, the Combined Company’s income and assets will not be primarily derived from investment securities. Further, the Combined Company will hold itself out as operating, through its subsidiaries’ activities, entities engaged in Section 3(c)(2)(A) activities, and its officers and directors will devote their time to the operation of these activities of the Combined Company.

The same analysis of the Tonopah factors and the Primarily Engaged Test as applied to the Combined Company will apply to BGC Holdings, BGC U.S. and BGC Global. In addition, each of BGC Holdings, BGC U.S. and BGC Global will have no other businesses other than serving as a parent company of the ultimate majority-owned operating subsidiaries that rely on Section 3(c)(2)(A) of the 1940 Act. Therefore, each of BGC Holdings, BGC U.S. and BGC Global will not be primarily engaged in an investment company business under the Primarily Engaged Test, and thus the Combined Company will not be an investment company under Section 3(a)(1)(A) of the 1940 Act.

Annex B

Supplemental Materials

See attached.

Annex C

Acknowledgment of eSpeed

eSpeed, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

eSPEED, INC.

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	Executive Vice President, General Counsel and Secretary